                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-5441

                              Marshall Industries
             (Exact name of registrant as specified in its charter)

         9320 Telstar Avenue, El Monte, California 91731 (626) 307-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $1.00 Per Share
            (Title of each class of securities covered by this Form)

                                      None
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]      Rule 12h-3(b)(l)(ii)     [ ]

Rule 12g-4(a)(l)(ii)      [ ]      Rule 12h-3(b)(2)(i)      [ ]

Rule 12g-4(a)(2)(i)       [ ]      Rule 12h-3(b)(2)(ii)     [ ]

Rule 12g-4(a)(2)(ii)      [ ]      Rule 15d-6               [ ]

Rule 12h-3(b)(l)(i)       [X]

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Avnet, Inc. (the successor by merger) has caused this certification/notice to be signed on behalf of Marshall Industries by the undersigned duly authorized person.

DATE: October 29, 1999                 By: David R. Birk
                                           ___________________________________

                                           Name:  David R. Birk
                                           Title: Sr. Vice President,
                                                  Avnet, Inc.